MDM
ENGINEERING

EXPERT CONSENT

March 31, 2007

MDM Engineering International Ltd

United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: MDM Engineering

This letter is being filed as the consent of **Dave Dodd** to being named in Annual Information Form of **MDM Engineering International Ltd** (MDM Engineering) dated 31 March 2007 and to the inclusion by reference to the report prepared by me entitled **Kalukundi Copper & Cobalt Feasibility Study, May 2006** (the "Reports") and of extracts from or a summary of the Reports in the written disclosure contained in the prospectus or any other documents incorporated by reference therein.

I hereby confirm that I have read the written disclosure of the Reports and extracts from or a summary of the Reports contained in the Annual Information Form and have no reason to believe that there are any misrepresentations in the information contained therein that (i) are derived from the Reports, or (ii) are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Reports.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company's Form 40-F, filed in March 2007, and any amendment thereto.

Sincerely

Dave Dodd

Location: Randburg
Date: 26th March 2007

MDM ENGINEERING INTERNATIONAL LTD
ADMINISTRATIVE HEAD OFFICE: LE MONTAIGNE, 7 AVENUE DE GRANDE BRETAGNE, MONTE CARLO, MC 98000 MONACO TEL: +377 9797 1497 FAX: +377 93 50 6255
AFRICA OFFICE: MDM HOUSE, CNR HENDRIK VERWOED DR AND WILL SCARLET RD, RANDBURG, SOUTH AFRICA
PO BOX 707, CRESTA, SOUTH AFRICA, 2118 TEL: +27 11 886 7981 FAX: +27 11 886 9306
DIRECTORS CAMPIONI CORPORATE DIRECTORS LTD, G.S.J BENNETT, M.R SUMMERS
REG NO. 1067431